Exhibit 99.1

Akanda Corp. Announces Loan Agreement

FRANKFURT and LONDON, April 28, 2023 - International medical cannabis company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN, WKN: A3DG83) announces that it has entered into a loan agreement dated April 26, 2023 (the “Loan Agreement”) with Veridia Canada Ltd. (the “Lender”), in the principal amount of €500,000 (approximately C$738,650) (the “Loan”), which has been advanced in full by the Lender. The Loan is expected to be used for the short-term financial commitments of Akanda and Akanda’s wholly-owned company in Portugal, RPK Biopharma, Unipessoal, LDA (“RPK”), which is indirectly held by Akanda through Holigen Limited (“Holigen”). Holigen is a directly held, wholly-owned subsidiary of the Company.

Pursuant to the Loan Agreement, the parties may mutually agree to increase the aggregate principal amount of the Loan by an additional €500,000. The Loan is not interest bearing, provided that if the Loan is not repaid within 90 days from the date of the Loan Agreement (the “Maturity Date”), the Loan will be subject to an interest rate of 4% per annum, commencing from the Maturity Date. The Loan is secured by certain of RPK’s current and existing inventory and equipment, accounts receivables and purchase orders, as further set out in the Loan Agreement.

The Company is not issuing any securities, or paying any bonus, commission or finder’s fees in respect to the Loan. The Loan is repayable at any time without penalty. The Company expects to re-pay the Loan on or before the Maturity Date.

Katharyn Field, Interim Chief Executive Officer of Akanda, commented: “This short-term loan provides us with the flexibility needed to continue the implementation of our strategic plan while continuing to evaluate longer-term financing options”.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, a leading globally recognized cannabis company; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information may relate to anticipated events or results including, but not limited to statements with respect to the entering into of the Loan Agreement, the loan terms including regarding Maturity Dates(s), the net proceeds of the Loan will be used as stated, future opportunities available for the Company, the Company’s business strategy, product development and consistency, and sales and growth plans and its ability to sufficiently repay the Loan, any amendments to the Loan terms, and any the increase in the aggregate amount of the Loan. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except by applicable securities laws.